SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                               -------------------
                       Rule 13E-3/A Transaction Statement
                                (Amendment No. 7)
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
                                 NCL Holding ASA
                              (Name of the Issuer)

                                 Arrasas Limited
                                       and
                                Star Cruises PLC
                       (Name of Persons Filing Statement)
                                 Ordinary Shares
                       (nominal value NOK 2.30 per share)

                                       and

       American Depositary Shares, each representing four Ordinary Shares
                         (Title of Class of Securities)

                            492693 (Ordinary Shares)
 628854310 (American Depositary Shares, each representing four Ordinary Shares)
                      (CUSIP Number of Class of Securities)

                                   Gerard Lim
                                Star Cruises PLC
                            Suite 1503, Ocean Centre
                                  5 Cantor Road
                              Tsimshatsui, Kowloon
                                 Hong Kong, SAR
                                011-603-309-2600
                  (Name, address and telephone number of person
               authorized to receive notices and communications on
                     behalf of person(s) filing statement)


                          Copies of Communications to:

                               Daniel S. Sternberg
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000


       This statement is filed in connection with (check the appropriate box):

a. |_| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.  |_| The filing of a registration statement under the Securities Act of 1933.

c.  |X| A tender offer.

d.  |_| None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies.|_|

                                   INTRODUCTION

     This Amendment No. 7 (this "Statement") amends the Schedule 13E-3 Transaction Statement (the "Schedule 13E-3") dated January 13, 2000, as previously amended, of Arrasas Limited (the "Offeror"), an Isle of Man company and a wholly owned subsidiary of Star Cruises PLC, an Isle of Man company ("Star"), filed in connection with the Offeror's offer to purchase all of the outstanding ordinary shares, nominal value Norwegian Kroner ("NOK") 2.30 per share (the "Shares"), of NCL Holding ASA ("NCL"), that are held by U.S. Persons (as defined in Regulation S under the Securities Act of 1933, as amended), at a purchase price of NOK 35 per Share net to the seller in cash, without interest thereon, and all outstanding American Depositary Shares of NCL, each representing four Shares, at a purchase price of NOK 140 per ADS net to the seller in cash, without interest thereon, both upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 13, 2000 (the "Offer to Purchase") and the related Letter of Transmittal and Acceptance Form. This Amendment is being filed on behalf of the Offeror and Star.

     Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase.

Item 16.  Additional Information.

     Item 16 is hereby amended and supplemented by adding the following paragraph:

     At an extraordinary general meeting of NCL's shareholders held in Oslo on February 4, 2000, six nominees of Star were elected as the Board of Directors of NCL.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 8, 2000

                                                   ARRASAS LIMITED
                                                   By: /s/ Gerard Lim
                                                       -------------------------
                                                   Name:  Gerard Lim
                                                   Title: Director


                                                   STAR CRUISES PLC
                                                   By: /s/ Lim Kok Thay
                                                       -------------------------
                                                   Name:  Lim Kok Thay
                                                   Title: Director